c/o Zhejiang Tantech Bamboo Technology Co., Ltd s No. 10 Cen Shan Road, Shuige Industrial Zone s

Lishui City, Zhejiang Province s People’s Republic of China s Phone: +86-578-226-2305

March 16, 2015

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Tantech Holdings Ltd

Amendment No. 8 to Registration Statement on Form F-1

Filed: March 16, 2015

File No.: 333-198788

Dear Ms. Long:

On behalf of Tantech Holdings Ltd (the “Registrant”) and in response to the comments set forth in your letter dated March 13, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Eighth Amendment to Registration Statement on Form F-1 (the “Eighth Amendment”). Capitalized terms used herein shall have the meanings ascribed to them in the Eighth Amendment unless otherwise defined herein.

Financial Statements, page F-1

1.	Please update your financial statements and corresponding financial information included throughout the filing to comply with Item 8.A.4 of the Form 20-F. Refer to Instruction 2 of Item 8.A.4 of the Form 20-F. Alternatively, please submit a formal waiver request to the Division of Corporation Finance's Office of Chief Accountant. Additional information can be found on our website: http://www.sec.gov/corpfin/Article/contactus.html.

We have revised the Eighth Amendment as requested and filed a Request for waiver from requirements of Form 20-F, Item 8.A.4. dated March 16, 2015 as Exhibit 99.2. Please also note that we have separately filed the request to dcaoletters@sec.gov as provided in the link mentioned.

Thank you in advance for your assistance in reviewing this response and the Eighth Amendment.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Ningfang Liang

Ningfang Liang